UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________________
FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Year Ended December 31, 2006

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number
001-31931
Levitt Corporation Security Plus Plan
(Full title of the plan)
Levitt Corporation
(Name of issuer of the securities held pursuant to the plan)
2200 West Cypress Creek Road
Ft. Lauderdale, Florida 33309
(Address of principal executive offices)

INDEX
________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The 401(k) Investment Committee
Levitt Corporation Security Plus Plan
Fort Lauderdale, Florida
We have audited the accompanying statements of net assets available for benefits of Levitt Corporation Security Plus Plan (the “Plan”) as of December 31, 2005 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2006, and changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements. This schedule includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respect in relation to the financial statements taken as a whole.
/s/ Moore Stephens Lovelace, P.A.
Orlando, Florida
June 28, 2007

LEVITT CORPORATION SECURITY PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2006

	December 31, 2005	December 31, 2006
ASSETS
Investments:
Pooled separate accounts — mutual funds	$5,203,755	$9,121,004
Levitt Corporation class A common stock fund	772,356	464,885
Fixed account held in insurance company general account	1,350,428	1,544,566
Participant notes receivable	160,494	192,844

TOTAL INVESTMENTS	7,487,033	11,323,299
Receivables:
Employer	33,535	87,924
Participants	68,958	75,664

	102,493	163,588

TOTAL ASSETS	7,589,526	11,486,887
LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$7,589,526	$11,486,887

The accompanying notes are an integral part of the financial statements

LEVITT CORPORATION SECURITY PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
Year Ended December 31, 2006

ADDITIONS:
Investment income
Net appreciation in fair value of investments	$554,094
Interest and other	57,277

611,371
Contributions
Employer	1,334,267
Participants	2,412,017
Rollover, other	709,614

4,455,898
TOTAL ADDITIONS	5,067,269

DEDUCTIONS:
Participant benefits and withdrawals	1,166,883
Administrative expenses and other	3,025

TOTAL DEDUCTIONS	1,169,908

NET INCREASE	3,897,361
NET ASSETS — BEGINNING OF YEAR	7,589,526

NET ASSETS — END OF YEAR	$11,486,887

The accompanying notes are an integral part of the financial statements

Levitt Corporation Security Plus Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — PLAN DESCRIPTION
The following description of Levitt Corporation Security Plus Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
The Plan was established effective January 1, 2004 and is a defined contribution plan covering all employees, excluding certain employees whose employment is governed by the terms of a collective bargaining agreement and non-resident aliens, of Levitt Corporation, Bowden Building Corporation, Core Communities, LLC, Levitt and Sons, LLC, and St. Lucie West Development Company, LLC (collectively the “Company”), who have completed 3 months of service, as defined by the Plan, and are age 18 or older. Effective December 1, 2005, Reliance Trust Company and Metropolitan Life Insurance Company were terminated as trustee and recordkeeper, respectively, at the direction of the Plan sponsor and ING National Trust was appointed as trustee and ING Life Insurance and Annuity Company was appointed as recordkeeper. The following description of the Plan provides general information only. Readers should refer to the Plan document for more complete information.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the plan administrator.
Contributions
Each year, participants may contribute a percentage of their pre-tax annual compensation, as defined in the Plan. The Company currently makes “safe harbor” matching contributions to the account of each eligible participant in an amount equal to the sum of 100% of the amount of the participant’s elective deferrals that do not exceed 3% of the participant’s compensation, plus 50% of the amount of the participant’s elective deferrals that exceed 3% of the participant’s compensation but do not exceed 5% of the participant’s compensation. The Company may also make additional discretionary matching or profit sharing contributions to the Plan each year. No additional discretionary matching and profit sharing contributions were made during the years ended December 31, 2006 and 2005.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and an allocation of the employer’s contribution, interest earned, administrative expenses related to loan origination and investment gains and losses. Allocations of Plan earnings are based on participant account balances, which are individually directed among the Plan’s investment options.

Forfeited Accounts
Forfeited balances of participants’ non-vested accounts are periodically used to reduce future Company contributions. There were approximately $10,046 of unallocated forfeitures as of December 31, 2006. The Company will use this amount in 2007 to reduce future Company contributions.
Vesting
Participants are immediately vested in their own contributions, rollover contributions and allocated safe harbor contributions, plus any earnings thereon.
The vesting schedule with respect to other discretionary employer matching and profit sharing contributions is as follows:

Years of	Percentage
Service	Vested
1	20%
2	40%
3	60%
4	80%
5	100%
If a participant dies while employed, the beneficiary is entitled to 100% of the participant’s account balance, to be paid in lump-sum. If the participant becomes disabled while employed, the participant is also entitled to 100% of the vested account balance which is payable upon the participant’s request in a lump sum. (See “Payment of Benefits” below).
Participant Loans
Participants may borrow from their fund accounts a maximum of the lesser of $50,000 or 50% of the participant’s vested account balance. Loans bear a reasonable rate of interest with terms that may not exceed five years, unless made to purchase a primary residence. Loan principal and interest must be repaid in equal installments via payroll deduction. No loan may be granted to any participant having a loan currently outstanding from the Plan.
Payment of Benefits
Participants’ vested balances from all accounts are eligible for distribution upon death, disability or normal retirement. Distribution will be made in a lump sum. On termination of service, if the participant’s vested account balance does not exceed $1,000, the participant will receive the vested amount in a single sum payment as soon as reasonably possible following termination. If the participant’s vested account balance is greater than $1,000 (but less than $5,000) and if the participant does not elect to have the vested amount paid directly to the participant, or rolled over to an individual retirement account (IRA) or another employer’s plan, the Plan administrator will roll over the distribution to an IRA chosen by the Plan administrator. All other terminated participants may delay receiving benefits until attainment of age 70 1/2.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan or complete discontinuance of contributions, all participants’ accounts become 100% vested. Upon such termination of the Plan, the Plan administrator will direct complete distribution of the assets of the Plan to the participants, in cash.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting.
Investment Valuation and Income Recognition
Except for the ING Fixed Account 15S, the Plan’s investments are stated at fair value (see Note 3). The fair value of the participation units owned by the Plan in registered investment companies is based on quoted redemption values on the last business day of the Plan year. These investments are held in pooled separate accounts at ING. The participant loans are valued at their outstanding balances, which approximate fair value.
Investment contracts held in the ING Fixed Account 15S are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, excess withdrawals, i.e., more than 20% of the value of the contract in one year, or surrender of the entire contract, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise.
At December 31, 2006, the ING Fixed Account 15S was recorded at contract value which approximates fair value. The yield and crediting interest rate of the ING Fixed Account 15S is adjusted annually but may not go below 3%. The yield and crediting interest rate of the ING Fixed Account 15S was 3% at December 31, 2006 and 2005.
Payment of Benefits
Benefits are recorded when paid. As of December 31, 2006, there were no amounts allocated to the accounts of individuals who have elected to withdraw from the Plan but had not yet been paid.
Net Appreciation in Fair Value of Investments
The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which includes unrealized appreciation and depreciation on those investments.

Administrative and Investment Expenses
The majority of administrative expenses of the Plan are paid directly by the Company and are not included in the accompanying financial statements. The administrative expenses included in the financial statements relate to loan and withdrawal processing fees. In addition, certain investment expenses are netted against the appreciation (depreciation) of the fair value of investments.
Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, investment income and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Credit Risk
The Plan’s investments are not insured or protected by the Plan’s Custodians, the Company, the Pension Benefit Guarantee Corporation, or any other governmental agency; accordingly, the Plan is subject to the normal investment risks associated with similar investments.
New Accounting Pronouncements
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005. The FSP requires, among other things, the disclosure of the fair value of the Plan’s investments in fully benefit-responsive investment contracts.
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

NOTE 3 — INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2006 is as follows:

	December 31,	December 31
	2005	2006
ING Fixed Account 15S	$1,350,428	$1,544,566
American Funds — Growth Fund of America Fund	$1,204,536	$1,595,504
Vanguard Funds — VVIF — Diversified Value Portfolio	$794,562	$1,178,526
Levitt Corporation Class A Common Stock Fund	$772,356	$464,885	*
American Funds — The Income Fund of America	$752,379	$942,649
ING VP IndexPlus Small Cap Portfolio	$538,407	$700,543
Baron Funds — Baron Asset Fund	$471,958	$704,376
American Funds — EuroPacific Growth Fund	$402,660	$767,396
* — amount is included for comparative purposes only. Does not represent an investment over
5% of net assets at December 31, 2006.
     During 2006, the Plan’s investments appreciated(depreciated) as follows:

Pooled separate accounts — mutual funds	$939,382
Levitt Corporation Class A Common Stock	(385,288)

Total	$554,094

NOTE 4 — INCOME TAX STATUS
The Plan is designed to be a qualified trust under Section 401(a) of the Internal Revenue Code (“IRC”) and is subject to the provisions of ERISA. The Plan has adopted a prototype plan prepared and maintained by ING Life Insurance and Annuity Company. The prototype plan received a favorable opinion letter dated November 7, 2001 from the Internal Revenue Service. The Plan administrator believes that the adopted and amended Plan continues to qualify and will remain exempt from federal income taxes under Section 401(a).

NOTE 5 — DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2005	2006
Net assets available for benefits per the financial statements	$7,589,526	$11,486,887
Less: contributions receivable at December 31, 2005 and 2006	(102,493)	(163,588)

Net assets available for benefits per Form 5500	$7,487,033	$11,323,299

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net increase per financial statements	$3,897,361
Less: contributions receivable at December 31, 2006	(163,588)
Add: contributions receivable at December 31, 2005	102,493

Net increase per Form 5500	$3,836,266

NOTE 6 — RELATED PARTY TRANSACTIONS
Certain Plan assets are invested in shares of common stock of Levitt Corporation, the Plan sponsor, through the Levitt Corporation Class A Common Stock Fund (the “Stock Fund”). The Stock Fund held shares of Levitt Corporation Class A common stock at December 31, 2006, representing $464,885 of net assets available for plan benefits. The value of this Fund is calculated on the last trading day of the calendar month using the closing price of the shares on the New York Stock Exchange at that date.

SUPPLEMENTAL SCHEDULE
LEVITT CORPORATION SECURITY PLUS PLAN
FORM 5500 — SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 11-3675068
Plan Number: 001
December 31, 2006

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower,		Current
	Lessor or Similar Party	Description of Investment	Value
	Baron Funds	Baron Asset Fund	704,376
	The American Funds Group	EuroPacific Growth Fund	767,396
	The American Funds Group	New Perspective Fund	496,121
	The American Funds Group	The Growth Fund of America	1,595,504
	The American Funds Group	The Income Fund of America	942,649
	Fidelity Funds	Fidelity VIP Contrafund Port-1	280,822
*	ING Life Insurance and Annuity Co	ING Fixed Account 15S	1,544,566
*	ING Life Insurance and Annuity Co	ING Index Plus Large Cap Fund	256,258
*	ING Life Insurance and Annuity Co	ING PIMCO Total Return Portfolio	426,134
*	ING Life Insurance and Annuity Co	ING VP IndexPlus Small Cap Portfolio	700,543
*	ING Life Insurance and Annuity Co	ING VP Intermediate Bond Portfolio	308,011
*	ING Life Insurance and Annuity Co	ING VP IndexPlus MediumCap Portfolio	163,967
*	ING Life Insurance and Annuity Co	ING Solution Income Portfolio Service	25,557
*	ING Life Insurance and Annuity Co	ING Aeltus Money Market Fund	6,522
*	ING Life Insurance and Annuity Co	ING Solution 2015 Portfolio Service	284,297
*	ING Life Insurance and Annuity Co	ING Solution 2025 Portfolio Service	263,474
*	ING Life Insurance and Annuity Co	ING Solution 2035 Portfolio Service	259,685
*	ING Life Insurance and Annuity Co	ING Solution 2045 Portfolio Service	74,306
	Pioneer Funds	Pioneer Mid Cap Value VCT	94,755
	The Vanguard Group	VVIF — Diversified Value Portfolio	1,178,526
	The Vanguard Group	VVIF — Small Company Growth Portfolio	292,101
*	Employer Stock	Levitt Corporation Class A common stock fund	464,885
*	Participant Loans	Participant Loans (rates range from 8.25% — 9.25%)	192,844
	*Denotes Party-in-interest

See Report of Independent Registered Public Accounting Firm

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEVITT CORPORATION SECURITY PLUS PLAN
By:	/s/ GEORGE P. SCANLON
George P. Scanlon
Executive Vice President and Chief Financial Officer of Levitt Corporation and Chairman of the Security Plus Plan Committee

Dated: June 28, 2007